SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.
CNPJ No. 06.164.253/0001-87
NIRE 35.300.314.441

I.            Date, Time and Place: On May 31, 2024, at 02:00 pm, in a hybrid format, considered to be held at the headquarters of Gol Linhas Aéreas Inteligentes S.A. (the “Company”), at Praça Comandante Linneu Gomes, s/n, Portaria 3, at the Board of Director’s meeting room, Jardim Aeroporto, CEP 04626-020, in the city and state of São Paulo.

II.          Call and Attendance: The call notice was waived due to the attendance of all members of the Board of Directors, pursuant to Article 19 of the Company's Bylaws.

III.	Presiding Board: Chairman: Mr. Constantino de Oliveira Junior; Secretary: Mrs. Renata Domingues da Fonseca Guinesi.

IV.	Agenda: Deliberation on: (i) the resignation of Mr. Mario Tsuwei Liao from the position of Vice President of Finance and Investor Relations Officer of the Company, as well as from his positions as a member of the Financial Policies Committee, the Risk Committee, and the Accounting, Tax, and Financial Statements Policies Subcommittee of the Company; (ii) the election of Mr. Eduardo Guardiano Leme Gotilla to the position of Vice President of Finance and Investor Relations Officer of the Company; (iii) the election of Mr. Eduardo Guardiano Leme Gotilla as a member of the Financial Policies Committee of the Company; (iv) the election of Mr. Eduardo Guardiano Leme Gotilla as a member of the Risk Committee of the Company; (v) the election of Mr. Eduardo Guardiano Leme Gotilla as a member of the Accounting, Tax, and Financial Statements Policies Subcommittee of the Company; and (vi) the approval and ratification of all acts performed by the Company's Board of Directors to effectuate the resolutions made in the aforementioned items.

V.           Resolutions: The meeting having been convened, after analysis and discussion of the items on the Agenda, the attending Board Members unanimously approved the following, without reservations:

(i) Record the resignation of Mr. Mario Tsuwei Liao, Brazilian, married, administrator, holder of identity card RG No. 30.494.176-1, issued by SSP/SP, enrolled in CPF under No. 311.128.678/99, from the position of Vice President of Finance and Investor Relations Officer of the Company, as well as from his positions as a member of the Financial Policies Committee, the Risk Committee, and the Accounting, Tax, and Financial Statements Policies Subcommittee of the Company, to which he was elected at the Board of Directors Meeting held on May 13, 2024, the minutes of which are in the registration phase with the Commercial Registry of the State of São Paulo, according to the resignation letter submitted by him to the Company on this date and filed at the Company's headquarters.

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(ii) The election of Mr. Eduardo Guardiano Leme Gotilla, Brazilian, married, economist, holder of identity card RG No. 10.191.051-1, issued by SSP/SP, enrolled in CPF under No. 016.697.767-51, with professional address at Praça Comandante Linneu Gomes, s/nº, Gate 3, Jardim Aeroporto, São Paulo City, State of São Paulo, ZIP Code: 04626-020, as Vice President of Finance and Investor Relations Officer, with a unified mandate with the other statutory directors of the Company, until May 13, 2025.

The elected Director will begin its activities in the position as of June 3, 2024, upon signature of the respective instrument of investiture, drawn up in accordance with law, in a specific book, which will contain the applicable declarations. The elected Director declares, in accordance with the provisions of Article 37, Item II, of Law No. 8.934/1994, Article 147, Paragraphs 1 and 2, of Law No. 6.404/1976, and Annex K of CVM Resolution No. 80/2022, that he is not convicted of any crimes provided for by law or subject to any legal or regulatory restrictions that would prevent him from performing commercial activities.

As a result of the above resolution, the Statutory Board of Directors of the Company now consists of: (a) Celso Guimarães Ferrer Junior, Brazilian, married, economist, holder of identity card RG No. 24982348, issued by SSP/SP, enrolled in CPF under No. 309.459.748-33, as President Director; (b) Eduardo Guardiano Leme Gotilla, Brazilian, married, economist, holder of identity card RG No. 10.191.051-1, issued by SSP/SP, enrolled in CPF under No. 016.697767-51, as Vice President of Finance and Investor Relations Officer; (c) Carla Patrícia Cabral da Fonseca, Brazilian, single, administrator, holder of identity card RG No. 30.593.936-1, issued by SSP/SP, enrolled in CPF under No. 284.882.578-21, as Vice President; and (d) Renata Domingues da Fonseca Guinesi, Brazilian, married, lawyer, holder of identity card RG No. 30611305, issued by SSP/SP, enrolled in CPF under No. 216.662.428-61, as Vice President, all with professional address at Praça Comandante Linneu Gomes, s/nº, Gate 3, Jardim Aeroporto, ZIP Code 04626-020, in the Capital of the State of São Paulo.

(iii) The election of Mr. Eduardo Guardiano Leme Gotilla, as previously qualified, to the position of member of the Company's Financial Policies Committee, with a unified mandate with the other members of the Committee, until May 13, 2025.

The member of the Financial Policies Committee, now elected, will take office from June 3, 2024, upon signing the respective instrument of investiture, in accordance with current legislation, which will be duly filed at the Company's headquarters.

As a result of the above resolution, the Company's Financial Policies Committee now consists of: (a) Mr. Antonio Kandir, Brazilian, divorced, engineer, holder of identity card RG No. 4.866.700-6, issued by SSP/SP, enrolled in CPF under No. 146.229.631-91, with professional address at Praça Comandante Linneu Gomes, s/nº, Gate 3, Jardim Aeroporto, ZIP Code 04626-020, in the Capital of the State of São Paulo; (b) Mr. Celso Guimarães Ferrer Junior, Brazilian, married, economist, holder of identity card RG No. 24982348, issued by SSP/SP, enrolled in CPF under No. 309.459.748-33; (c) Mr. Eduardo Guardiano Leme Gotilla, Brazilian, married, economist, holder of identity card RG No. 10.191.051-1, issued by SSP/SP, enrolled in CPF under No. 016.697767-51; and (d) Mr. Constantino de Oliveira Junior, Brazilian, married, entrepreneur, holder of identity card RG No. 929.100, issued by SSP/DF, enrolled in CPF under No. 417.942.901-25, all with professional address at Praça Comandante Linneu Gomes, s/nº, Gate 3, Jardim Aeroporto, ZIP Code 04626-020, in the Capital of the State of São Paulo.

(iv) The election of Mr. Eduardo Guardiano Leme Gotilla, as previously qualified, to the position of member of the Company's Risk Committee, with a unified mandate with the other members of the Committee, until May 13, 2025.

The member of the Company's Risk Committee, now elected, will take office from June 3, 2024, upon signing the respective instrument of investiture, in accordance with current legislation, which will be duly filed at the Company's headquarters.

As a result of the above resolution, the Company's Risk Committee now consists of: (a) Mr. Antonio Kandir, Brazilian, divorced, engineer, holder of identity card RG No. 4.866.700-6, issued by SSP/SP, enrolled in CPF under No. 146.229.631-91, with professional address at Praça Comandante Linneu Gomes, s/nº, Gate 3, Jardim Aeroporto, ZIP Code 04626-020, in the Capital of the State of São Paulo; (b) Mr. Celso Guimarães Ferrer Junior, Brazilian, married, economist, holder of identity card RG No. 24982348, issued by SSP/SP, enrolled in CPF under No. 309.459.748-33; and (c) Mr. Eduardo Guardiano Leme Gotilla, Brazilian, married, economist, holder of identity card RG No. 10.191.051-1, issued by SSP/SP, enrolled in CPF under No. 016.697767-51, all with professional address at Praça Comandante Linneu Gomes, s/nº, Gate 3, Jardim Aeroporto, ZIP Code 04626-020, in the Capital of the State of São Paulo.

(v) The election of Mr. Eduardo Guardiano Leme Gotilla, as previously qualified, to the position of member of the Company's Accounting, Tax, and Financial Statements Policies Subcommittee, with a unified mandate with the other members of the Committee, until May 13, 2025.

The member of the Accounting, Tax, and Financial Statements Policies Subcommittee, now elected, will take office from June 3, 2024, upon signing the respective instrument of investiture, in accordance with current legislation, which will be duly filed at the Company's headquarters.

As a result of the above resolution, the Company's Accounting, Tax, and Financial Statements Policies Subcommittee now consists of: (a) Ms. Valdenise dos Santos Menezes, Brazilian, married, accountant, holder of identity card RG No. 05.929.893-5, issued by Detran/RJ, enrolled in CPF under No. 836.229.937-15; (b) Mr. Marcos da Cunha Carneiro, Brazilian, married, economist, holder of identity card RG No. 04.831.135-1, issued by IFP/RJ, enrolled in CPF under No. 663.964.337-53; (c) Mr. Natan Szuster, Brazilian, married, accountant, holder of identity card RG No. 2.964.224, issued by Detran/RJ, enrolled in CPF under No. 388.585.417-15, all with professional address at Praça Comandante Linneu Gomes, s/nº, Gate 3, Jardim Aeroporto, ZIP Code 04626-020, in the Capital of the State of São Paulo; and (d) Mr. Eduardo Guardiano Leme Gotilla, Brazilian, married, economist, holder of identity card RG No. 10.191.051-1, issued by SSP/SP, enrolled in CPF under No. 016.697767-51, all with professional address at Praça Comandante Linneu Gomes, s/nº, Gate 3, Jardim Aeroporto, ZIP Code: 04626-020, in the Capital of the State of São Paulo.

(vi) The approval and ratification of all acts performed by the Company's Board of Directors to effectuate the resolutions made in the above items.

VII.       Signatures: As there was nothing further to discuss, the meeting was closed for drawing up these minutes, which were read, approved and signed by the attending members of the Board of Directors. The Board members present also signed a faithful version of these minutes in English (free translation), which will remain archived at the Company's headquarters.

São Paulo/SP, May 31, 2024.

Presiding Board:

Constantino de Oliveira Junior President	Renata Domingues da Fonseca Guinesi Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2024

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Eduardo Guardiano Leme Gotilla
Name: Eduardo Guardiano Leme Gotilla Title: Chief Financial and IR Officer